Chimera Investment Corporation
520 Madison Ave, 32nd Floor
 New York, NY 10022

July 6, 2016

Mr. Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Chimera Investment Corporation
Form 10-K
Filed February 25, 2016
File No. 001-33796

Dear Mr. Kluck:

On behalf of Chimera Investment Corporation (“we”, “our” or the “Company”), set forth below is our response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated June 21, 2016 in which you provided comments to the reports referenced above.

For your convenience, we have reproduced your comment followed by our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.
In future Exchange Act periodic reports, and to the extent applicable, please provide the credit quality of your non-Agency RMBS, CMBS, residential loans, and commercial loans or advise. In addition, in future Exchange Act reports, please discuss how you monitor the credit risk of your non-Agency assets.

Response:

The Company provides NRSRO credit ratings of all non-agency RMBS on page F-24 of our Form 10-K.  In addition, the Company provides details on the credit quality of the residential loans by disclosing the FICO score at origination on pages F-28 and F-29 of our Form 10-K.  In addition, portfolio credit characteristics of the residential loans are also provided, including geographic concentrations, loan to value ratios at origination, as well as other pertinent credit related characteristics for our jumbo prime and sub-prime residential loan portfolios.

The information noted above is provided for both the current period and prior periods on a comparative basis to facilitate readers understanding of changes in credit profiles of our credit assets.

The Company does not currently own any non-agency CMBS or commercial loans.

We will expand our discussion of credit risk in our Form 10-Q for the quarter ended June 30, 2016 and in future Exchange Act reports to describe how we monitor the credit risk of our non-agency RMBS and residential loans post acquisition.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

2.
We note your disclosure regarding restricted stock awards and discretionary bonuses for your named executive officers for 2015. In future Exchange Act periodic reports, where executive compensation disclosure is required, please expand your disclosure to describe the basis for each individual stock award and discretionary bonus. Please disclose the factors considered in the performance targets with actual performance results and explain how these translated into payout awards for each named executive officer.

Response:

On August 5, 2015, Chimera transitioned from an externally managed REIT to an internally managed REIT.  In connection with the internalization, the Company entered into employment contracts with each of the Company’s named executive officers.  The employment agreements included transitional compensation designed to cover the partial year period from August 5, 2015 through December 31, 2015.

2016 will be the first full fiscal year that executive compensation will be primarily performance based.  We will include in our future proxy statements expanded disclosure related to the basis for each individual stock award and discretionary bonus as well as discussion regarding the factors considered in the performance targets with actual performance results and an explanation of how these translated into payout awards for each named executive officer.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filing
•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to such filings; and
•	the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-626-2300 with any comments or questions you may have with respect to our responses.

Very truly yours,

/s/ Rob Colligan

Rob Colligan
Chief Financial Officer

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